Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Dominion Energy, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Dominion Energy, Inc. [NYSE:D]: Due to the company’s FAILURE to:

●	Include its scope 3 greenhouse gas (GHG) emissions in medium-term targets,
●	Align its operating and planned coal and fossil gas-fueled generation capacity with a Below 2°C Scenario or a 1.5°C scenario, and
●	Commit to ensuring its trade associations lobby in accordance with the Paris Agreement;

Vote AGAINST:

●	Chair, President and CEO, Robert M. Blue (Item 1B),
●	Independent Lead Director, Robert H. Spilman, Jr. (Item 1J), and
●	Sustainability and Corporate Responsibility Committee Chair, Helen E. Dragas (Item 1C).

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios. See www.proxyvoting.majorityaction.us for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

Dominion Energy, Inc. (Dominion) had the ninth-most CO2 emissions (CO2 million ton) among investor/privately owned electric power producers in the U.S. in 20201, while generating the sixth-most electricity.2 In 2022 Dominion relied on fossil fuel generation sources for 50% of its electricity production.3 The company is among the 166 target companies named by Climate Action 100+ as the most significant global emitters and “key to driving the global net zero emissions transition.”4

Electric power production is responsible for nearly one-third of energy-related carbon emissions in the United States.5 The largest publicly-traded electric utilities remain among the largest sources of carbon emissions in the U.S. economy.6 Their capital investments in fossil fuel-based electric power infrastructure have the potential to lock in greenhouse gas emissions for decades to come. In addition to curbing a direct source of emissions, the decarbonization of electricity production also enables the decarbonization of the transportation and industrial sectors as electrification efficiencies are implemented.

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and to align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At companies where the production, processing, sale, and/or consumption of fossil fuels is central to their core business, GHG emissions reductions have profound strategic implications. The board chair, independent lead director where the position exists, and other board members with climate-related oversight responsibilities should be held accountable for oversight failures related to decarbonization.

In 2023, we have updated our metrics to more closely align with the Climate Action 100+ Net Zero Benchmark Indicators, while still focusing on the core pillars of target setting, disclosure and measurement, capital allocation, and policy influence. This allows for a more standardized assessment across companies that is broadly accepted by investors.

Target setting

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 1.1	The company has set an ambition to achieve net zero GHG emissions by 2050 or sooner.	✓
Disclosure Indicator 1.1A	The company has made a qualitative net zero GHG emissions ambition statement that explicitly includes at least 95% of its scope 1 and 2 emissions.	✓
Disclosure Indicator 1.1B	The company’s net zero GHG emissions ambition covers the most relevant scope 3 GHG emissions categories for the company’s sector, where applicable.	✓
Disclosure Indicator 3.1	The company has set a target for reducing its GHG emissions by between 2026 and 2035 on a clearly defined scope of emissions.	✓
Disclosure Indicator 3.2	The medium-term (2026 to 2035) GHG reduction target covers at least 95% of scope 1 & 2 emissions and the most relevant scope 3 emissions (where applicable).	—
Disclosure Indicator 3.2A	The company has specified that this target covers at least 95% of its total scope 1 and 2 emissions.	✓

Disclosure Indicator 3.2B	If the company has set a scope 3 GHG emissions target, it covers the most relevant scope 3 emissions categories for the company’s sector (for applicable sectors), and the company has published the methodology used to establish any scope 3 target.	X
Disclosure Indicator 3.3	The target (or, in the absence of a target, the company’s latest disclosed GHG emissions intensity) is aligned with the goal of limiting global warming to 1.5°C.	X

Dominion’s ambition to achieve net zero GHG emissions by 2050 includes scope 1, scope 2, and material scope 3 emissions.7 Material scope 3 emissions identified by Dominion are those from purchased power and fuel for power generation, natural gas purchased for customers, and customer use of natural gas.8 The company’s interim targets include a 55% reduction in carbon emissions by 2030 compared to 2005 for electric generation and methane reductions of 65% by 2030 and 80% by 2040, both from 2010 levels, for gas distribution.9 Dominion’s interim targets do not include scope 3 emissions, which suggests a more abrupt and steeper post-2030 decarbonization pathway to net zero. Scope 3 emissions from Dominion’s electric and gas businesses accounted for 42% of its total CO2e emissions in 2021.10 Dominion lags behind its peer, Duke Energy, which has included scope 3 emissions in its interim targets.11

Furthermore, Dominion’s unambitious 2030 target of a 55% reduction in carbon emissions is out of alignment with the company’s own interpretation of 2.1°C scenarios.12 In its most recent climate report, Dominion included the results of a third-party assessment of potential pathways by which the company could reach net zero – two reflecting a 2.1°C scenario and the one reflecting a Paris Agreement-aligned 1.5°C scenario.13 The company’s Current Policy Scenario (2.1°) requires Dominion to reduce 67% of its CO2 emissions by 2030, while its Emerging Technologies Scenario (2.1°) requires a 68% reduction in CO2 emissions by 2030.14 Dominion’s Accelerated Transition Scenario (1.5°) requires a 69% reduction in CO2 emissions by 2030.15 Dominion’s 13% average emissions reduction gap between its 2030 target and 2030 scenarios emphasizes the necessity for updated interim targets that prioritize accelerated emissions reduction between now and 2030 rather than delaying the arduous task of emissions reduction until after that date.

Capital allocation and investment plans

Climate Action 100+ Net Zero Benchmark Indicators
Capital Allocation Alignment Assessment (Carbon Tracker) 1: Coal Phase-Out	Has the company announced a full phase-out of coal units by 2040 that is consistent with Carbon Tracker Initiative's (CTI’s) interpretation of the International Energy Agency’s (IEA’s) Beyond 2°C Scenario (B2DS)?	X
Capital Allocation Alignment Assessment (Carbon Tracker) 2: Gas Phase-Out	Has the company announced a full phase-out of gas units by 2050 that is consistent with CTI's interpretation of the IEA’s B2DS?	X

While Dominion has not announced a full phase-out of coal units, the company estimates coal-fired generation to be 1% (2.2 GW) of its 2035 total generation dispatch and less than 1% (0.6 GW) of its total generation dispatch in 2045.16 Dominion has described its coal capacity beyond 2030 as necessary for the reliability and resiliency of its electricity generation operations.17 However, more than half (56%) of Dominion’s operating and planned coal-fired generation capacity remains out of alignment with the Carbon Tracker Initiative’s interpretation of the IEA’s B2DS,18 let alone a 1.5°C scenario which would require even faster closure timelines.

In its most recent earnings call presentation, Dominion estimated fossil gas would comprise 29% of its 2035 total owned generation dispatch.19 The company continues to describe fossil gas generation as a part of its long-term vision and consistent with its net zero commitment.20 However, 54% of Dominion’s operating and planned fossil gas-generation capacity is out of alignment with the IEA’s B2DS,21 let alone a 1.5C scenario. The company has not identified a full phase-out date for its gas units. Instead, it states that fossil gas generation will remain essential to its electric generation operations until unproven or uncommercialized technologies such as renewable natural gas, hydrogen, and carbon capture storage technologies are deployable.22

Policy influence

Climate Action 100+ Net Zero Benchmark Indicators
Climate Policy Engagement Alignment (InfluenceMap) 1: Organization Score	The level of company support for (or opposition to) Paris Agreement-aligned climate policy.	54%
Climate Policy Engagement Alignment (InfluenceMap) 2: Relationship Score	The level of a company’s industry associations’ support for (or opposition to) Paris Agreement-aligned climate policy.	46%

Dominion’s positions on U.S. climate change policy, including at the state level in its operating jurisdictions, appear to be mixed, according to InfluenceMap.23 Its federal-level support for the Inflation Reduction Act’s clean energy provisions stands in contrast with state-level opposition to Virginia’s participation in the Renewable Greenhouse Gas Initiative and support for preemptive gas ban legislation in Ohio and Utah.24

Dominion publicly discloses its trade association memberships. However, Dominion has not committed to ensuring the trade associations it is a member of lobby in line with the goals of the Paris Agreement.25 Dominion’s lack of commitment with regard to its trade association affiliations is concerning given the company’s membership in the American Gas Association, which is strategically involved in negative top-line messaging, policy positions, and campaigns against the clean energy transition.26

Conclusion: Dominion has failed to include its scope 3 GHG emissions in medium-term targets, align its operating and planned coal and fossil gas-fueled generation capacity with a B2DS or a 1.5°C scenario, and commit to ensuring its trade associations lobby in accordance with the Paris Agreement. Therefore, it is recommended that shareholders vote AGAINST Chair, President and CEO, Robert M. Blue (Item 1B); Independent Lead Director, Robert H. Spilman, Jr. (Item 1J); and Sustainability and Corporate Responsibility Committee Chair, Helen E. Dragas (Item 1C) at the company’s annual meeting on May 10, 2023.

1 Ceres, et al., Benchmarking Air Emissions of the 100 Largest Electric Power Producers in the United States, September 2022, https://www.sustainability.com/globalassets/sustainability.com/thinking/pdfs/2022/benchmarking-air-emissions-2022.pdf, p. 14

2 Ceres, et al., Benchmarking Air Emissions of the 100 Largest Electric Power Producers in the United States, September 2022, https://www.sustainability.com/globalassets/sustainability.com/thinking/pdfs/2022/benchmarking-air-emissions-2022.pdf, p. 9 (excludes public power producers)

3 Dominion Energy, Q4 2022 earnings call, Feb 8, 2023, https://s2.q4cdn.com/510812146/files/doc_presentations/2023/2023-02-08-DE-IR-4Q-2022-earnings-call-slides-vTC-Final.pdf, p. 19

4 Climate Action 100+, “Companies,” https://www.climateaction100.org/whos-involved/companies/, accessed April 26, 2023

5 U.S. Energy Information Administration, “Frequently Asked Questions,” https://www.eia.gov/tools/faqs/faq.php?id=75&t=11, accessed April 26, 2023

6 Ceres, et al., Benchmarking Air Emissions, p. 7

7 Dominion Energy, Climate Report 2022, December 2022, https://esg.dominionenergy.com/assets/pdf/2022-Climate-Report.pdf, p. 63

8 Dominion Energy, Climate Report 2022, p. 16

9 Dominion Energy, Climate Report 2022, p. 63

10 Dominion Energy, Climate Report 2022, p. 11

11 Duke Energy, 2022 Climate Report, February 2023 https://www.duke-energy.com/_/media/PDFs/our-company/Climate-Report-2022.pdf, p. 67

12 Dominion Energy, Climate Report 2022, p. 27

13 Dominion Energy, Climate Report 2022, pg. 8

14 Dominion Energy, Climate Report 2022, p. 27

15 Dominion Energy, Climate Report 2022, p. 27

16 Dominion Energy, Q4 2022 earnings call,

p. 34

17 Dominion Energy, Q4 2022 earnings call,

p. 34

18 Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data, October 2022, https://www.climateaction100.org/wp-content/uploads/2022/12/Downloadable-Excel_CA100-Benchmark_Dec-2022_CAAA-scores-v1.1.xlsx

19 Dominion Energy, Q4 2022 earnings call, p. 19

20 Dominion Energy, Climate Report 2022, p. 8

21 Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data, October 2022, https://www.climateaction100.org/wp-content/uploads/2022/12/Downloadable-Excel_CA100-Benchmark_Dec-2022_CAAA-scores-v1.1.xlsx

22 Dominion Energy, Dominion Energy’s Natural Gas Assets: A Stranded Risk Assessment, February 2023, https://www.dominionenergy.com/-/media/pdfs/global/reports/natural-gas-assets-risk-assessment-report,

p. 14

23 InfluenceMap, “Dominion Energy,” LobbyMap, https://lobbymap.org/company/Dominion-Resources/projectlink/Dominion-Resources-In-Climate-Change, accessed April 26, 2023

24 InfluenceMap, “Dominion Energy,” LobbyMap, https://lobbymap.org/company/Dominion-Resources/projectlink/Dominion-Resources-In-Climate-Change, accessed April 26, 2023

25 Climate Action 100+, “WEC Energy Group, Inc.,” Company Assessment, https://www.climateaction100.org/company/wec-energy-group-inc/, accessed April 26, 2023

26 LobbyMap, “American Gas Association,” InfluenceMap, https://lobbymap.org/influencer/American-Gas-Association-bc1dc2f7fbce7747ce06e6c537cb8fdc/projectlink/American-Gas-Association-in-Climate-Change-12e4ede7ec85d33e314a6535b6e7bf20, accessed April 26, 2023